KarobaarCapital, LLC

8 The Green STE Bth Floor

Dover, DE, 19901

October  11, 2024

VIA EDGAR

Division of Investment Management,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549.

Attention:  Mr. David L. Orlic, Senior Counsel

Re:	Karobaar Capital LLC. Registration Statement on Form N-2

( File Nos. 377-07421 )

Dear Mr. Orlic:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Karobaar Capital, LLC. (the “Company”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) withdraw the Company’s registration statement on Form N-2 (Accession No. 0002020092-24-000007), together with the exhibits and amendments thereto, which was originally filed publicly with the Commission on September 3, 2024 (the “Registration Statement”), with respect to the initial public offering of the Company’s common shares of beneficial interest.

The Company has determined not to pursue the public offering to which the Registration Statement relates. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Company respectfully requests, in accordance with Rule 457(p) under the Securities Act, that all fees, if any, paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements.

Pursuant to Rule 477(b), the Company understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof unless the Company receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

If you have questions regarding this request, please contact Fort Act Consulting, counsel to the Company, at 858-531-8583.

Sincerely,

Karobaar Capital, LLC.

By:	/s/ Emily Willis
	Name:	Emily A. Willis
	Title:	Secretary

cc:	Chris McMillan Ken Goodall

(Forty Act Consulting, LLC)

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